CAI Wireless Systems, Inc.
                             18 Corporate Woods Boulevard, Third Floor
                                     Albany, New York   12211



July 29, 1997

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Re:     CAI Wireless Systems, Inc.
        File Numbers 333-99770  333-3334
                     333-12133  333-21987

Ladies and Gentlemen:

Reference is made to the effective Registration Statements on Form S-3, file numbers 333-99770, 333-3334 and 333-12133, and the Registration Statement on Form S-3, file number 333-21987 (collectively, the "Registration Statements") filed with the Securities and Exchange Commission (the "Commission") on February 19, 1997 by CAI Wireless Systems, Inc. (the "Issuer").

Application is hereby made by the Issuer to the Commission to withdraw the Registration Statements, together with the exhibits and amendments thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended (the " 33 Act") and to deregister the unsold shares identified thereon. The Registration Statements were filed on behalf of a number of the Issuer's securityholders, the majority of whom may now avail themselves of Rule 144 promulgated under the
 33 Act to offer and sell the Issuer's common stock held by them and listed on the Registration Statements. Additionally, by withdrawing the Registration Statements at this time, the Issuer seeks to save the expense associated with maintaining the effectiveness of a registration statement.

Kindly direct any questions you have regarding Issuer's request to withdraw the Registration Statements to the undersigned at (518) 462-2632.

Very truly yours,


James P. Ashman
Executive Vice President and
 Chief Financial Officer